Celulosa Arauco y Constitución S.A. El Golf 150, Fourteenth Floor, P.O. Box 880-222 Santiago, Chile Phone: (56-2) 461 7200 Fax: (56-2) 698 5967 E-mail: info@arauco.cl / www.arauco.cl

October 9, 2009

Re:	Celulosa Arauco y Constitución S.A.
Amendment No. 1 to the F-4 Registration Statement (File No. 333-161926)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail stop 3561

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Celulosa Arauco y Constitución S.A. hereby requests acceleration of the effectiveness of the above referenced Amendment No. 1 to the Form F-4 Registration Statement File (No. 333-161926) so that the Amendment No. 1 to the Form F-4 Registration Statement will become effective on Wednesday October 14, 2009 or as soon thereafter as is practicable.

As you requested, the Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact David L. Williams of Simpson Thacher & Bartlett LLP at 212-455-7433.

-2-	October 9, 2009

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Name: Matias Domeyko
Title: Chief Executive Officer